SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004
Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421
www.sewkis.com

February 2, 2015

Mr. Derek Newman
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centre Funds: Registration Statement on Form N-14 File No. 333-201219

Mr. Newman:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the registration statement filed on Form N-14 (the "Registration Statement") of Centre Funds (the "Trust" or the "Registrant").  The Registration Statement, which was filed with the SEC on December 23, 2014, relates to the following proposed reorganizations (collectively, the "Reorganization") under which:

•	Total Return U.S. Treasury Fund, Inc. and North American Government Bond Fund, Inc. would be reorganized into Centre Active U.S. Treasury Fund, a series of the Trust;

•	ISI Strategy Fund, Inc. would be reorganized into Centre American Select Equity Fund, a series of the Trust; and

•	Managed Municipal Fund, Inc. would be reorganized into Centre Active U.S. Tax Exempt Fund, a series of the Trust.

The Registration Statement contains a Proxy Statement/Prospectus, which is a proxy statement for each of Total Return U.S. Treasury Fund, Inc., North American Government Bond Fund, Inc., ISI Strategy Fund, Inc. and Managed Municipal Fund, Inc. (each, an "ISI Fund" and together, the "ISI Funds"), and a prospectus for Centre Active U.S. Treasury Fund, Centre American Select Equity Fund and Centre Active U.S. Tax Exempt Fund (each, a "Centre Fund" and together, the "Centre Funds").

The Staff's comments were provided by telephone to Keri Riemer of this office on January 20, 2014.  Reponses to each of the Staff's comments are set forth below.

Questions and Answers:

Comment 1:	In the Answer to Question 5, and elsewhere in the Proxy Statement/Prospectus as applicable, delete the sentence reading "While at GAM and Credit Suisse Asset Management, Mr. Abate achieved Standard & Poor's Funds Research AAA rating, received numerous "Category King" mentions in the Wall Street Journal as well as multi-year "Investment Week" award nominations," or explain supplementally why including the sentence is not inconsistent with Rule 206(4)-1(a)(1) under the Investment Advisers Act of 1940, as amended.

Response:	The sentence has been removed in response to this comment.

Comment 2:	In the Answer to Question 6, and elsewhere in the Proxy Statement/Prospectus as applicable, provide the termination dates of the expense limitation agreements for the Centre Funds.

Response:	The disclosure has been revised in response to this comment.

Comment 3:	In the Answer to Question 6, add disclosure explaining why the pro forma gross expense ratios and net expense ratios of Investor Class shares and Institutional Class shares of the Centre Active U.S. Tax Exempt Fund are expected to be the same.

Response:	The disclosure has been revised to disclose that the Centre Active U.S. Tax Exempt Fund is newly formed, has not yet commenced operations, and is expected to be the successor to Managed Municipal Fund, Inc. through the Reorganization. Disclosure has also been added to state that the estimated expense ratios for the Centre Active U.S. Tax Exempt Fund's fiscal year ending September 30, 2015 are below the maximum operating expense ratios provided in the applicable expense limitation agreement.

Comment 4:	The audited financial statements incorporated by reference into the Proxy Statement/Prospectus should be for the most recently completed fiscal years of the ISI Funds.

Response:	The disclosure has been updated to reflect that the audited financial statements of the ISI Funds as of October 31, 2014, included in each ISI Fund's annual report as of that same date, are incorporated by reference into the Proxy Statement/Prospectus.

Summary – Reasons for the Reorganization and Board Deliberations

Comment 5:	We note that the disclosure under "Compatibility of the Funds - Investment Objectives, Policies and Restrictions" provides that the investment strategies of the ISI Funds are "generally similar" to those of the corresponding Centre Funds, whereas the letter to shareholders states that the investment strategies of the ISI Funds are "substantially similar" to those of the Centre Funds. Please revise the disclosure as appropriate so that the description of these similarities is consistent.

Response:	The disclosure has been revised in response to this comment to clarify that the disclosed investment objectives, strategies and risks of each ISI Fund and the corresponding Centre Fund are similar.

Comment 6:	We note that the disclosure under "Impact on Fees and Expenses" provides that the Reorganization is expected to result in a decrease of the total net expenses paid by shareholders of the ISI Funds. Consider also stating, if accurate, that the gross expenses of the ISI Funds are also expected to be lower, with the possible exception of the gross expense ratio of ISI Strategy Fund, Inc.

Response:	The disclosure has been revised to disclose that the gross expenses are expected to be lower, with the possible exception of the gross expense ratio of ISI Strategy Fund, Inc., which has a lower investment advisory fee than the Centre American Select Equity Fund.

Comment 7:	Revise the disclosure under "Structure of each Fund" to clarify that the service providers of the Centre Funds are expected to provide comparable services. Also add disclosure highlighting some differences between the respective organizational forms of the ISI Funds and the Trust, such as with respect to shareholder rights.

Response:	The disclosure has been revised in response to this comment.

Comment 8:	Consider enhancing the disclosure under "Costs of the Reorganization" to provide an example of an expense that "shall be paid by the [f]und directly incurring them if and to the extent that the payment thereof by another person would result in that [f]und's disqualification as a "regulated investment company" under the Code, or would prevent the Reorganization from qualifying as a tax-free reorganization under the Code."

Response:	The disclosure has been revised in response to this comment.

Comment 9:	Enhance the disclosure under "Costs of the Reorganization" (and elsewhere in the Proxy Statement/Prospectus as applicable, including Appendix B) regarding expenses relating to the rationalization of the ISI Funds' investment portfolios incurred by the ISI Funds prior to the Reorganization to state, if true, that the investment adviser to the ISI Funds does not expect any such rationalization to result in material capital gains. Consider also including a similar statement in the Answer to Question 2 in the Questions and Answers section of the Proxy Statement/Prospectus, particularly with respect to ISI North American Government Bond Fund, Inc.'s investments in Canadian and Mexican securities and ISI Strategy Fund, Inc.'s investments in U.S. Treasury Securities.

Response:	The disclosure has been revised to clarify that ISI Inc. does not expect any such rationalization to result in material capital gains.

Comment 10:	Enhance the disclosure under "Dilution of Shareholder's Interests" to disclose what benefits, if any, the investment adviser to the ISI Funds will receive directly or indirectly as a result of the Reorganization.

Response:	The disclosure has been revised in response to this comment.

Comment 11:	Please enhance the disclosure to clarify which expenses relating to the Reorganization are borne by Centre and which are borne by ISI Inc.

Response:	The disclosure has been revised in response to this comment.

Summary – Comparison of the Acquired Funds and the Acquiring Funds

Comment 12:	Supplementally confirm that the Centre Funds operate within Rule 4.5. If a Centre Fund does not operate within Rule 4.5, consider the potential consequences to an ISI Fund that does operate within Rule 4.5 of a Centre Fund's not operating within Rule 4.5.

Response:	The Trust confirms that the Centre American Select Equity Fund and the Centre Active U.S. Treasury Fund currently operate within Rule 4.5, and, when it commences operations, the Centre Active U.S. Tax Exempt Fund will operate within Rule 4.5.

Comment 13:	Please revise disclosure under "Investment Objectives and Principal Investment Strategies" to highlight any material differences in principal investment strategies and risks in a plain English narrative format that facilitates investor understanding of these differences. For example, highlight that the principal investment strategies of the Centre Active U.S. Treasury Fund do not include investing in Canadian or Mexican securities.

Response:	The disclosure has been revised in response to this comment.

Comment 14:	Please revise the disclosure under "Investment Advisory Services" to reflect that Centre may recoup any waived or reimbursed amount pursuant to the expense limitation agreement only if such recoupment does not cause the applicable Centre Fund to exceed the expense limitation in place at the time that the expense was waived or reimbursed.

Response:	The disclosure has been revised as necessary to clarify that Centre may recoup any waived or reimbursed amount pursuant to the expense limitation agreement in the first, second and third fiscal years following the fiscal year in which any such reimbursement or waiver occurs, provided that the reimbursement does not cause the applicable Centre Fund to exceed the expense limitation in effect at the time the waiver or reimbursement is made.

Principal Risk Factors of the Acquired Funds and Acquiring Funds

Comment 15:	Please enhance volatility risk disclosure to reflect that, in light of the Federal Reserve Board's tapering of quantitative easing and possible rise of interest rates, along with changes in the size and structure of the bond market, there is a possibility of heightened volatility, reduced liquidity and valuation difficulties. See generally IM Guidance Update No. 2014-1 issued in January 2014.

Response:	The disclosure has been revised in response to this comment.

Comparison of Fee Tables and Examples

Comment 16:	Please enhance the narrative preceding the tables to disclose the applicable time periods applicable to the data appearing in the fee tables.

Response:	The narrative has been revised in response to this comment.

Comment 17:	Provide supplementally a separate accounting analysis for each reorganization. See North American Security Trust (pub. avail. Aug. 5, 1994).

Response:	The North American Security Trust no-action letter sets forth a number of factors for determining which fund should be the accounting survivor of a reorganization of two funds. The letter provides that, in making such a determination, funds should consider and compare, among other factors, the funds' respective (i) investment advisers; (ii) investment objectives and policies; (iii) expense structures and expense ratios; (iv) asset size; and (v) portfolio composition. Based on these factors, the accounting survivor of a reorganization should be the fund that the surviving fund more closely resembles.

With respect to the reorganization of each predecessor ISI Fund, the corresponding surviving Centre Fund is intended to be the accounting survivor. This is because, with respect to each reorganization, (i) Centre, the investment adviser to each Centre Fund, will continue to be the investment adviser to the surviving fund; (ii) the investment objective and investment strategies of the surviving fund will resemble and be consistent with those of the Centre Fund; (iii) the expense structure and expense ratios of the surviving fund will more closely resemble those of the Centre Fund; and (iv) while it is difficult to assess given that some time will pass before the reorganization is consummated, in light of the investment objectives and investment strategies of the ISI Fund and the corresponding Centre Fund, the portfolio of the surviving fund will resemble and be consistent with that of the Centre Fund after the reorganization. In addition, although Centre Treasury Fund is currently smaller in asset size compared to the ISI Treasury Fund and the ISI North American Fund, and Centre Tax Exempt Fund, a newly formed series of the Trust that has not yet commenced operations, is currently smaller in asset size compared to the ISI Municipal Fund, the Centre American Equity Fund is currently larger in terms of net assets.

Accordingly, based on the Funds' analysis of the factors set forth in the North American Security Trust no action letter, and as noted above and in the Proxy Statement/Prospectus, the Trust believes that it is appropriate, and consistent with the guidance provided in the no action latter, for each Centre Fund to be the accounting survivor in each reorganization.

Comment 18:	Please revise the disclosure to clarify whether the reorganization of one ISI Fund is contingent upon the reorganization of another ISI Fund. To the extent that the reorganization of one ISI Fund is not contingent on the reorganization of any other ISI Fund reorganization, with respect to the reorganizations into the Centre Active U.S. Treasury Fund, provide pro forma information in multiple fee tables, capitalization tables and financial statements based on each possible outcome.

Response:	We note that the Proxy Statement/Prospectus currently includes disclosure in the section entitled "Proposal" that the reorganization of an ISI Fund is not contingent on any other ISI Fund reorganization. The disclosure has been revised to provide the additional pro forma information relating to the reorganizations into the Centre Active U.S. Treasury Fund in response to this request.

Comment 19:	Consider removing Institutional Class shares from the fee table of Centre American Select Equity Fund, as such Institutional Class shares will not be transferred in connection with the Reorganization.

Response:	The Institutional Class share column has been removed in response to this comment.

Comment 20:	With respect to the fee table for the Centre Active U.S. Tax Exempt Fund, consider whether additional disclosure should be incorporated to state that the fees and expenses are estimated because that Centre Fund has not commenced investment operations. Also with respect to this table, if the pro forma data is correct, consider removing the footnote regarding pro forma expenses because there does not appear to be any impact of the Reorganization.

Response:	The disclosure has been added, and the footnote has been removed, in response to this comment.

Comment 21:	With respect to the Example for the Centre Active U.S. Tax Exempt Fund, confirm supplementally that the data should be the same for Class A shares of the ISI Fund and Investor Class shares of the Centre Fund, and for Class I shares of the ISI Fund and Institutional Class shares of the ISI Fund. In addition, explain supplementally why the pro forma data is different if this Centre Fund is a shell fund.

Response:	The Trust confirms that certain data in this table pertaining to Class A shares of the ISI Fund should be identical to the corresponding data pertaining to Investor Class shares of the Centre Fund, and that certain data pertaining to Class I shares of the ISI Fund should be identical to the corresponding Institutional Class shares of the Centre Fund, because the estimated fees and expenses of the Centre Active U.S. Tax Exempt Fund for its initial fiscal year ending September 30, 2015 are identical to those of the ISI Fund. In addition, the pro forma data has been adjusted.

Comment 22:	Please move the capitalization table from Appendix D to follow the fee and expense table.

Response:	This capitalization table has been moved in response to this comment.

Comment 23:	Confirm supplementally that there are no material differences in the valuation procedures of the ISI Funds and the Trust. If there are any material differences, add disclosure to that effect.

Response:	The Trust confirms that there are no material differences in the valuation procedures of the ISI Funds and the Trust.

Information about the Acquired Funds and the Acquiring Funds

Comment 24:	We note that the subsection entitled "Financial Highlights" provides that "financial information" of each ISI Fund is included in the ISI Fund's prospectus. Please revise this disclosure to provide that such information is included in each ISI Fund's statement of additional information.

Response:	We note that this section pertains to the Funds' financial highlights, which are disclosed in the Funds' respective prospectuses. The disclosure has been revised to clarify that each ISI Fund's financial highlights are included in the ISI Fund's prospectus.

Appendix B

Comment 25:	Please enhance the disclosure in the "Differences" column to describe any material difference in the investment policies or strategies described. For example, because the Centre Active U.S. Tax Exempt Fund is permitted to borrow more money than Managed Municipal Fund, Inc. is permitted to borrow, the "Differences" column could disclose that there may be a practical implication relating to this difference, such as the Centre Active U.S. Tax Exempt Fund having the potential to be exposed to greater credit risk to the extent that it borrows the maximum permissible amount. See also differences in fund policies pertaining to securities lending.

Response:	Appendix B has been revised in response to this comment.

Comment 26:	Please add disclosure stating that non-fundamental investment policies may be changed without shareholder approval.

Response:	We note that this disclosure is currently included above each Fundamental Investment Policies table.

Appendix D

Comment 27:	In the narrative preceding the Existing and Pro Forma Capitalization of the Funds table, disclose that the capitalization of the Centre Funds will likely be different at the time that the Reorganization is consummated.

Response:	The narrative has been revised in response to this comment.

Comment 28:	Include in the Existing and Pro Forma Capitalization of the Funds table an additional column showing share adjustments across all funds.

Response:	The column has been added in response to this comment.

Comment 29:	With respect to Centre Active U.S. Tax Exempt Fund, explain supplementally why the pro forma net asset data is different, even though that Centre Fund is a shell fund.

Response:	The pro forma net asset data is not different, and the disclosure has been revised to reflect that.

Pro Forma Financial Statements

Comment 30:	Include in the narrative preceding the financial statements the introductory paragraph required by Article 11 of Regulation S-X.

Response:	The paragraph has been added in response to this comment.

Comment 31:	We note that there do not appear to be footnotes to the Schedules of Investments. In addition, please add a footnote to the Schedules of Investments that, as of September 30, 2014, all securities held by the ISI Fund would comply with the investment guidelines and restrictions of the corresponding Centre Fund.

Response:	Footnotes have been added to each Fund's Schedule of Investments.

*          *          *

On behalf of the Registrant, we hereby acknowledge that (i) the Registrant and the Centre Funds are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant and the Centre Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 574-1598 with any questions.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer

cc:            James A. Abate
             Paul M. Miller

5